July 16, 2025

Robert Augustin

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Post Effective Amendment No. 2 to Registration Statement on Form F-1
Filed July 2, 2025
CIK No. 0002009233

Dear Mr. Augustin, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated July 9, 2025 relating to the Company’s filing on July 2, 2025 of the Post Effective Amendment No. 2 to the registration statement on Form F-1 (the “Post-Effective Amendment”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 3 to the Post-Effective Amendment (“Amendment No. 3”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 3.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Post Effective Amendment No. 2 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1. We note your response to comment 3 and the revisions. Please provide us your calculation of the gross profit margins for farm solutions and for fresh produce sales in fiscal years 2023 and 2024, respectively.

In response to the Commission’s comment, the Company respectfully clarifies the gross profit margins for farm solutions and for fresh produce sales in fiscal years 2023 and 2024, respectively as follows:

	FY2023			FY2024
Stream	Revenue (MYR)	Cost of Sales (MYR)	Gross Margin (%)	Revenue (MYR)	Cost of Sales (MYR)	Gross Margin (%)
Farm solutions	16,412,500	8,371,901	49.0%	20,834,674	8,837,000	57.6%
Fresh produce	2,058,772	1,835,873	10.8%	20,026,208	17,208,710	14.1%
Total	18,471,272	10,207,774	44.7%	40,860,882	26,045,710	36.3%

Critical Accounting Estimates, page 47

2. We note your response to comment 5, and we reissue the comment in part. Specifically with reference to the Expected Credit Loss (ECL) on Trade Receivables, you disclosed on page F-10 that the ECL is estimated based on historical data, current condition and forecasts of future economic condition, and factors specific to the debtors. This suggests that significant judgements is involved in areas such as determining when there has been a significant increase in credit risk, selecting an appropriate models, and establishing the underlying assumptions used in the measurement of ECL. In addition, we note a substantial increase in accounts receivables in fiscal year 2024, with a majority of the balance recorded in the fourth quarter and a significant portion related to new customers. Your accounting policies in the aforementioned areas involve estimates that could materially affect your financial condition or results of operations. As such, please revise your disclosure to include Expected Credit Loss on Trade Receivables as a critical accounting estimate. Your disclosure should describe any specific uncertainties related to the estimation or assumptions used and discuss the reasonably possible impact on your financial statement of resolving these uncertainties or updating the estimates based on the new information available after the reporting period. Please refer to Item 5.E. of Form 20-F and Section V of SEC Release No. 33-8350 for further guidance.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the critical accounting estimates section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations,” which now includes provision for expected credit losses on trade receivables as a critical accounting estimate.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.